Avimesa Corporation



ANNUAL REPORT

3617 Ocean Front Walk

San Diego, CA 92109

(858) 342-4280

https://www.avimesa.com/

This Annual Report is dated April 25, 2024.

BUSINESS

Avimesa, a California C-corporation, is an Internet of Things provider of hardware, software, and cloud services. Revenue for the company revolves around recurring charges for use of the company's cloud services
The target market for the company is generally classified as working yards. These yards range from schoolyards to lumberyards to paper mills to shipping ports to power collectives and many more.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $1,603,125.00
Use of proceeds: Development.
Date: July 12, 2021
Offering exemption relied upon: Reg D

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Revenue for fiscal year 2022 and 2023 were $257,888 and $158,042 respectively. A decline of almost 50% with a drop off to almost zero revenue by the end of 2023.

All employees were laid off in late 2023, almost eliminating the ability of the company to move forward.

Expenses for the company have been reduced to basic costs such as filings, bank fees, and minimum taxes.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $1,200.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

There has been little change in debt since the last filing.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jacob Fields

Jacob Fields's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Member — Board of Directors
Dates of Service: December, 2016 - Present
Responsibilities: Board of Directors. No salary. No options.

Other business experience in the past three years:

Employer: Treeline Interactive, Inc.
Title: CEO
Dates of Service: December, 2004 - Present
Responsibilities: CEO

Other business experience in the past three years:

Employer: Platform Science, Inc.
Title: CTO
Dates of Service: January, 2014 - Present
Responsibilities: CTO

Other business experience in the past three years:

Employer: PAB Advisory Board (Samsung)
Title: Board member
Dates of Service: October, 2019 - Present
Responsibilities: Advisory Only

Other business experience in the past three years:

Employer: Blockchain in Transport Alliance (BiTA)
Title: Chairman
Dates of Service: February, 2018 - Present
Responsibilities: Run think tank.

Name: Joseph Austin

Joseph Austin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO
Dates of Service: December, 2016 - Present
Responsibilities: Executive management. $144k/yr. Stock options.

Position: Chairman
Dates of Service: December, 2016 - Present
Responsibilities: Set board agenda

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Joseph Austin
Amount and nature of Beneficial ownership: 375,000
Percent of class: 75.0

RELATED PARTY TRANSACTIONS

Name of Entity: Jacob Fields

Relationship to Company: Director
Nature / amount of interest in the transaction: Owner and CEO of Treeline Interactive, Inc. Avimesa currently pays Treeline Interactive $1,700 per month office rent.
Material Terms: 30 days in advance notice of lease termination.

Name of Entity: Joseph Austin
Relationship to Company: Officer
Nature / amount of interest in the transaction: Loans to Joseph Austin in the amount of approximately $148,705.
Material Terms: The bulk of the machining equipment and tools at Avimesa are owned by Mr. Austin. It is the main collateral for the loans.

OUR SECURITIES

Common Stock

The amount of security authorized is 1,000,000 with a total of 500,000 outstanding.

Voting Rights

Standard common voting shares to vote for directors, actions of equity, etc.

Material Rights

The number of outstanding shares of Common Stock (500,000) includes 250,000 shares of Common Stock and 250,000 shares of Common Stock Options.

Preferred Series A Warrants

The amount of securities outstanding is 42,724.

Material Rights

1 to 1 Liquidation Preference.

Preferred Stock

The amount of security authorized is 1,000,000 with a total of 106,810 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

1 to 1 Liquidation Preference. In the event of any Liquidation (as defined below), either voluntary or involuntary, the holders of Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of the proceeds of such liquidation.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

* The company has not found any customers for its products and services and is likely to bring the business to an end. * The company has no cash and is not likely to stay in business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2024.

Avimesa Corporation

By   /s/ *Joseph Austin*

      Name: <u>Avimesa Corporation</u>

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Avimesa Corporation

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$5,921.68**
Other Current Assets	
Advanced Expenses	**209,297.99**
Employee Advance	1,905.24
Inventory Asset	8,469.42
Total Other Current Assets	**$219,672.65**
Total Current Assets	**$225,594.33**
Fixed Assets	
.Furniture, Fixtures & Equipment	4,285.95
Accumulated Depreciation	-4,285.95
Total Fixed Assets	**$0.00**
Other Assets	
.License & Patent Assets	5,000.00
Accumulated Amortization	-1,665.00
Capitalized Development Costs	
Capitalized Costs - Engineering	344,379.59
Capitalized Costs - Hosting	46,726.35
Capitalized Costs Other	284,638.26
Total Capitalized Development Costs	**675,744.20**
Investor Goodwill	50,250.00
Total Other Assets	**$729,329.20**
TOTAL ASSETS	**$954,923.53**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	**$19,853.50**
Credit Cards	**$11,084.98**
Other Current Liabilities	**$13,334.10**
Total Current Liabilities	**$44,272.58**

Avimesa Corporation

Balance Sheet

As of December 31, 2022

	TOTAL
Long-Term Liabilities	
Investments	
Investment Tranche A	365,000.00
Investment Tranche B	275,000.00
Investment Tranche C	271,200.00
Investment Tranche D	50,000.00
Investment Tranche E	95,000.00
Investment Tranche F	352,500.00
Investment Tranche G	79,250.00
Investment Tranche H	118,675.00
Investment Tranche SE	108,574.25
Total Investments	**1,715,199.25**
Total Long-Term Liabilities	**$1,715,199.25**
Total Liabilities	**$1,759,471.83**
Equity	
Retained Earnings	-726,324.99
Net Income	-78,223.31
Total Equity	**$ -804,548.30**
TOTAL LIABILITIES AND EQUITY	**$954,923.53**

Avimesa Corporation

Profit and Loss

January - December 2022

	TOTAL
Income	
Revenue	157,888.37
Total Income	**$157,888.37**
Cost of Goods Sold	
Parts & Services for Assembly	42.01
Total Cost of Goods Sold	**$42.01**
GROSS PROFIT	**$157,846.36**
Expenses	
Advertising & Marketing	267.48
Bank Charges & Fees	360.00
Computer Hosting Services	19,717.43
Dues & Subscriptions	165.00
Engineering Services	700.00
Insurance - Workers Compensation	683.45
Insurance -Health Insurance	15,766.95
Interest Paid	1,122.27
Local Transporation, Parking, Tolls	394.17
Merchant Fees	1,944.00
Miscellaneous	8,983.52
Office/Computer Expenses	1,490.00
Online Services	4,189.58
Outside Service	830.00
Professional Fees- Accounting	1,917.20
QuickBooks Payments Fees	2,227.57
Repairs & Maintenance	1,370.00
Shipping	98.26
Software Expense	2,201.58
Supplies & Materials	6,299.99
Supplies & Materials R & D	2,300.00
Taxes - Payroll Tax	11,319.46
Telephone	1,283.03
Travel	
Car Rental	90.71
Total Travel	**90.71**
Utilities	3,568.82
Wages - Shareholder	9,600.00
Wages - Staff	137,179.20
Total Expenses	**$236,069.67**
NET OPERATING INCOME	**$ -78,223.31**
NET INCOME	**$ -78,223.31**

Avimesa Corporation

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$1,217.47**
Other Current Assets	
Advanced Expenses	**215,318.32**
Employee Advance	1,905.24
Inventory Asset	8,469.42
Total Other Current Assets	**$225,692.98**
Total Current Assets	**$226,910.45**
Fixed Assets	
.Furniture, Fixtures & Equipment	4,285.95
Accumulated Depreciation	-4,285.95
Total Fixed Assets	**$0.00**
Other Assets	
.License & Patent Assets	5,000.00
Accumulated Amortization	-1,665.00
Capitalized Development Costs	
Capitalized Costs - Engineering	344,379.59
Capitalized Costs - Hosting	46,726.35
Capitalized Costs Other	284,638.26
Total Capitalized Development Costs	**675,744.20**
Investor Goodwill	50,250.00
Total Other Assets	**$729,329.20**
TOTAL ASSETS	**$956,239.65**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	**$19,853.50**
Credit Cards	**$2,019.97**
Other Current Liabilities	**$7,276.52**
Total Current Liabilities	**$29,149.99**

Avimesa Corporation

Balance Sheet

As of December 31, 2023

	TOTAL
Long-Term Liabilities	
Investments	
Investment Tranche A	365,000.00
Investment Tranche B	275,000.00
Investment Tranche C	271,200.00
Investment Tranche D	50,000.00
Investment Tranche E	95,000.00
Investment Tranche F	352,500.00
Investment Tranche G	79,250.00
Investment Tranche H	118,675.00
Investment Tranche SE	108,574.25
Total Investments	**1,715,199.25**
Total Long-Term Liabilities	**$1,715,199.25**
Total Liabilities	**$1,744,349.24**
Equity	
Retained Earnings	-804,548.30
Net Income	16,438.71
Total Equity	**$ -788,109.59**
TOTAL LIABILITIES AND EQUITY	**$956,239.65**

Avimesa Corporation

Profit and Loss

January - December 2023

	TOTAL
Income	
Revenue	158,042.23
Total Income	**$158,042.23**
GROSS PROFIT	**$158,042.23**
Expenses	
Advertising & Marketing	646.52
Bank Charges & Fees	460.00
Computer Hosting Services	11,781.02
Dues & Subscriptions	331.76
Insurance - Workers Compensation	319.57
Insurance -Health Insurance	10,939.85
Interest Paid	2,623.45
Legal & Accounting	470.40
Merchant Fees	1,134.00
Miscellaneous	2,688.01
Office/Computer Expenses	1,286.02
Online Services	1,847.63
Professional Fees- Accounting	3,200.00
QuickBooks Payments Fees	3,075.32
Software Expense	1,235.91
Supplies & Materials	279.48
Taxes - Payroll Tax	8,360.02
Telephone	310.61
Utilities	3,233.41
Wages - Staff	87,380.54
Total Expenses	**$141,603.52**
NET OPERATING INCOME	**$16,438.71**
NET INCOME	**$16,438.71**

Avimesa Corporation

Statement of Cash Flows
January 2022 - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-61,784.60
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Advanced Expenses:Due To/From J Austin SH	10,955.29
Advanced Expenses:Joe Austin - Advanced Expenses	-4,153.19
Employee Advance	-1,905.24
Chase CC #8443	-6,486.26
Due to Collin Hinson	89.99
Due to Paul Peterson	0.00
Intuit Financing	-3,640.37
Payroll Tax Payable	-0.03
Payroll Tax Payable - CARES Act Deferral	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-5,139.81**
Net cash provided by operating activities	**$ -66,924.41**
FINANCING ACTIVITIES	
Investments:Investment Tranche H:Investment - Leah Evans	3,500.00
Investments:Investment Tranche SE:Investment - Start Engine 2022	54,939.41
Net cash provided by financing activities	**$58,439.41**
NET CASH INCREASE FOR PERIOD	**$ -8,485.00**
Cash at beginning of period	9,702.47
CASH AT END OF PERIOD	**$1,217.47**

Statement in Changes of Equity

Ending Equity December 31, 2022	-804,548
Ending Equity December 31, 2023	-788,106
Net change	-16,442

I Joseph Austin, the Chief Executive Officer of Avimesa Corporation, hereby certify that the financial statements of Avimesa Corporation and notes thereto for the periods ending 2022 (first Fiscal Year End of Review) and 2023 second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Avimesa Corporation has not yet filed its federal tax return for 2023.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 22, 2024.



CEO

April 22, 2024

CERTIFICATION

I, Joseph Austin, Principal Executive Officer of Avimesa Corporation, hereby certify that the financial statements of Avimesa Corporation included in this Report are true and complete in all material respects.

Joseph Austin

CEO